Mail Stop 0306


April 8, 2005





Mr. Stephen Abely
Chief Financial Officer
Bookham, Inc.
2584 Junction Avenue
San Jose, California 95134

	RE:	Bookham, Inc.
		Form 10-K for the transition period ended July 3, 2004
		File No. 0-30684

Dear Mr. Abely:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K/A for the transition period ending July 3, 2004

Financial Statements

 Consolidated Balance Sheets - Page F-3

1. In future filings please present goodwill and intangibles separately on the face of the balance sheet.  Refer to paragraphs
42
and 43 of SFAS 142.

2. We see nearly $14 million of assets held for sale. In the footnotes or in MD&A more specifically describe the components of these assets, the plan for and status of disposition and how fair value was determined. Also clarify why you believe the recorded amount is recoverable. Apply in future filings.

Consolidated Statements of Operations - Page F-4

3. We refer to the profit on disposal of property and equipment of $5.3 million in the six month period ended July 3, 2004 and $3 million in the year ended December 31, 2003. We generally believe that gains and losses resulting from write-down or sale of assets previously used in operations should be classified as operating items in the income statement. Refer to paragraph 45 to FAS 144.
Revise
future filings or advise us why you consider the present classification appropriate.

Notes to Consolidated Financial Statements

Note 6, Commitments and Contingencies - Page F-19

4. We see that rent expense for the six months ended July 3, 2004 totaled less than $2 million while rent for 2005 is expected to total more than $13 million. Supplementally explain factors leading to the apparent significant increase in expected rent for 2005 over the historical amount for the 2004 transition period. Does the amount disclosed for the six month period include all rent expense?

5. Under litigation, your assertions about the potential impact of pending matters should also address results of operations and cash flows. Alternatively, you may express those assertions in terms of the financial statements taken as a whole. Apply in future filings.


Note 7, Restructuring - Page F-22

6. In future filings you should provide separate disclosure of amounts provided for acquisitions under EITF 95-3, amounts provided for exit plans accounted for under SFAS 146 and impairments accounted for under SFAS 144. The cash and non-cash components of exit charges should be clearly distinguished. The column "amounts paid or written-off" should be disaggregated to separately present cash payments from other reductions. You should also clarify the expected period of payment for cash liabilities and clarify when each restructuring plan is expected to be completed.

Note 12, Segments of an Enterprise and Related Information - Page
F-
33

7. Disclosure of long-lived assets by geographic area under SFAS
131
should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication
"Segment Information: Guidance on Applying Statement 131." Apply in future filings.

Note 13, Business Combinations - Page F-35

8. In future filings please specifically indicate the primary reasons for acquisitions, including specific identification of the factors that contribute to a purchase price resulting in recognition of goodwill. Refer to paragraph 51b of SFAS 141.

9. Please expand to provide a condensed balance sheet for each acquired company. It is not sufficient to identify acquired tangible assets in a net amount. Refer to paragraph 51e to SFAS 141. Pursuant to paragraph 32 to SFAS 95, you should also clarify the cash and non-cash effects of acquisition transactions. That is, you should reconcile the purchase price to the cash impact disclosed on the statement of cash flows. Apply in future filings.

10. We see the substantial goodwill recorded in 2004 and 2003. In light of your losses and operating cash burn, MD&A should include detailed and specific disclosure about how you evaluated goodwill for recoverability, including more detail about why you believe that recorded goodwill is recoverable. We see the disclosure on page 22 under "Impairment of Goodwill and Intangibles;" however, your disclosure about this matter should be more robust. Please appropriately expand future filings.


Valuation and Qualifying Accounts - Page 48

11. We see that inventory provisions for 2004 and 2003 are
"credits"
to costs and expenses.   Pursuant to SAB Topic 5-BB, inventory
charges are permanent reductions to inventory cost that should not be reversed until the related inventory is sold or otherwise disposed.
Accordingly, the addition charged to expense should not normally be a
"credit." Supplementally support that your method is faithful to the requirements of SAB Topic 5-BB.

Form 10-Q dated October 2, 2004

Management`s Discussion and Analysis - Page 15

Gross Margin - Page 17

12. We refer to the profits of $3.8 million on inventory carried at zero value which was sold during the quarter ended October 2, 2004.
We also see that you expect to sell more of this zero value inventory in subsequent periods. In future filings, please clarify how much zero value inventory remains in stock. To the extent known, also clarify the expected period of liquidation.

Form 10-Q dated January 1, 2005

Item 4 Controls and Procedures - Page 41

13. We refer to the material weakness brought to your attention by your auditors, as reported on in the Form 10-Q dated October 2, 2004
(page 34). It appears that the currency translation adjustments that were improperly recorded in the statement of operations were corrected prior to release of the Form 10-Q for that period. You indicate that Bookham was in the process of implementing procedures designed to assure appropriate accounting for currency adjustments in the future. Future filings should more specifically address the steps you took to mitigate the identified material weakness. We would expect that changes in response to the material weakness reported on in the fiscal quarter ending October 2, 2004 would meet the criteria of a reportable change. Apply in future filings. Also respond supplementally.






Form 8-K dated October 26, 2004
Form 8-K dated February 1, 2005

14. We see that you present certain non-GAAP information in the form of an income statement. That adjusted income statement presents numerous non-GAAP amounts and sub-totals. Disclosures about non-GAAP measures should fully conform to the requirements of Item 10(e)(1)(i)
to Regulation S-K and Question 8 to the FAQ Regarding the Use of
Non-
GAAP Financial Measures dated June 13, 2003. Either delete the non-
GAAP income statement from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:
* The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
* The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use the measure; and
* The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.
Expanded disclosure should not be generic or cookie-cutter. The existing disclosures do not provide sufficient information. Show us how you plan to implement this comment. We may have further comment upon review of that response.

15. As a related matter, you should also apply this comment to the disclosure of non-GAAP operating cash burn. With respect to that item, we do not see all of the disclosures.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 942-2812 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-2862 with any other questions. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 942-1791.

							Sincerely,


							Gary Todd
							Reviewing Accountant

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Stephen Abely
Bookham, Inc.
April 8, 2005
Page 6